Exhibit (e)(6)

SCHEDULE A

TO THE DISTRIBUTION AGREEMENT

FUNDS AND RATES

This Agreement shall apply to the Funds listed below, at the rate specified below (or in the then-current prospectus). This Schedule A may be amended in writing at any time by the parties to add Funds under the terms and conditions specified in the Agreement.

Access High Yield Fund	Class A	0.40%
Access High Yield Fund	Class C	1.00%
Access Money Market Fund	Class A	0.40%
Access Money Market Fund	Class C	1.00%
Access Flex High Yield Fund	Investor Class	0.00%
Access Flex High Yield Fund	Service Class	1.00%
Access Flex High Yield Fund	Class A	0.40%
Access VP High Yield		0.25%
Access Bear Commodity Fund	Class A	0.40%
Access Bear Commodity Fund	Investor Class	0.00%
Access Bear Commodity Fund	Service Class	1.00%
Access Commodity Fund	Class A	0.40%
Access Commodity Fund	Investor Class	0.00%
Access Commodity Fund	Service Class	1.00%

June 1, 2005